FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2009
SUN MEDIA CORPORATION / CORPORATION SUN MEDIA
(Name of Registrant)
333 King Street East, Toronto, Ontario, Canada M5A 3X5
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐ No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1 — Press release dated July 15, 2009.

PRESS RELEASE
For immediate release
Sun Media Corporation announces four senior appointments
Montréal, July 15, 2009 — Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor and of Sun Media Corporation, is pleased to announce the appointments of Kin-Man Lee as Chief Financial Officer, Michael Power as Publisher of the Toronto Sun, Stephen Evans as Senior Vice President, Information Technology, and Chris Brockbank as Vice President, Marketing and Print Product Management. The appointments will support implementation of the organization’s business plan, which is based on state-of-the-art media expertise and Sun Media Corporation’s leadership position as a provider of multiplatform content.
“The new roles assigned to Messrs. Lee, Power, Evans and Brockbank reflect Sun Media Corporation’s determination to seize the opportunities created by the new media landscape by harnessing its people’s leading-edge skills,” said Mr. Péladeau. “The profound changes underway in our industry are forcing us to reinvent ourselves. With this seasoned management team we are further strengthening our leadership as an integrated multimedia company in these challenging times.”
Kin-Man Lee, a manager with an impressive track record with Sun Media, is returning to the corporate team after three years as publisher of the Toronto Sun and 24 Hours.
Mr. Lee joined Sun Media Corporation in 1989. He held a series of increasingly senior financial positions with The Bowes Publishers Ltd. subsidiary, a publisher of community newspapers, before becoming Vice President, Finance and Administration of Sun Media Corporation, and then Vice President and Chief Financial Officer in 2005 and Executive Vice President in 2006.
His operational experience as publisher will be a major asset in his new corporate role with Sun Media Corporation in this critical period.
Michael Power, previously Vice President, Advertising Sales at the Toronto Sun and 24 Hours, is promoted to the position of publisher of the Toronto Sun.
Mr. Power, who began his newspaper advertising career at the Toronto Sun 19 years ago, has most recently been Senior Group Publisher for North Central Ontario at Osprey Media and Publisher and General Manager of The Barrie Examiner. He joined Osprey Media in 1998 as Publisher of The Belleville Intelligencer. The broad experience he acquired in those key positions with the organization will be valuable in his new duties.

Stephen Evans, a new technology strategist and until recently Chief Technology Officer of Canoe, is promoted to the position of Senior Vice President, Information Technology, of the recently merged Sun Media Corporation/Canoe organization. He will oversee all technology-related matters.
An expert in web technology, Mr. Evans, who joined Canoe in 2007 as Vice President, Editor - Emerging Products, will contribute a valuable set of complementary knowledge and skills to the Sun Media Corporation management team. He possesses in-depth knowledge of cybermarkets, having worked in senior positions with some of Canada’s most popular websites for more than 12 years prior to joining Canoe.
Chris Brockbank, a senior marketing specialist and currently Vice President, Marketing of Sun Media Corporation, will take on additional responsibilities, by overseeing the 24 Hours product for the entire Sun Media chain. This is a natural addition to his current role of identifying differentiated market positions for Sun Media Corporation print products.
In this multiplatform age, the vast expertise with different segments of the media industry (satellite radio and television, mobile communications, the Internet) that Mr. Brockbank has developed in the course of his career is an invaluable asset.
The reorganization of Sun Media Corporation’s senior management team has led to the departure of Jack Mulchinock, formerly Senior Vice President, Technology, and John Leader, formerly Vice President, Finance.
Sun Media Corporation
Sun Media Corporation, a member of the Quebecor family of companies, is Canada’s largest newspaper publisher. With 43 paid-circulation and free dailies in Canada’s key urban markets and more than 200 community newspapers, shopping guides and other speciality publications, Sun Media Corporation’s English- and French-language papers are leaders in providing local news and information to more than 10.5 million readers every week. Sun Media Corporation is also involved in the operation of SUN TV, a general-interest television station in Toronto, and provides a range of commercial printing and related services as well as distribution for newspapers, flyers and magazines. For additional details, visit our parent company’s website at www.quebecor.com.
Information:
Isabelle Dessureault
Vice President, Public Affairs
Quebecor Media Inc.
514-380-7501

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
By:	/s/ Claudine Tremblay
Claudine Tremblay
Vice-President and Secretary

Date: July 16, 2009